

June 8, 2011

A. Scott Dockter
President
Steele Resources Corporation
3081 Alhambra Drive
Suite 208
Cameron Park, CA 95682

> **Re:** **Steele Resources Corporation**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 31, 2011, as amended May 20, 2011**
> **Form 10-Q for the quarter ended March 31, 2011**
> **Filed May 16, 2011**
> **Forms 8-K filed April 27, 2011 and May 5, 2011**
> **File No. 000-53474**

Dear Mr. Dockter:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010, as amended

General

1. We note the statement in your explanatory note that you amended your Form 10-K "to revise certain disclosure in certain items." Please note that, pursuant to Rule 12b-15 of the Exchange Act, you are required to set forth the complete text of each item as amended. For example, we note that in response to comment five of our letter dated April 26, 2011, you have amended your Liquidity and Capital Resources section of Item 7, but you have not set forth the balance of the disclosure required by that item – the entire Management's Discussion and Analysis section. In your next amendment, please set forth the complete text of each amended item

2.   As previously requested, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3.   We note your response to comment 13 from our letter dated April 26, 2011. Please revise the common shares numbers and per share amounts for all periods presented to retroactively reflect the 10 for 1 forward stock split.

Business, page 2

Fairview Hunter Mine Project, page 2

4.   We note your response to comment three of our letter dated April 26, 2011. We acknowledge that the assignment of the Fairview Hunter Mineral Lease was previously filed as an exhibit to a Form 8-K filed on September 30, 2010. We also note that the preamble of the assignment references an "Asset Purchase Agreement of even date." Please file a copy of such asset purchase agreement as an exhibit to your annual report. Alternatively, confirm that no such asset purchase agreement was executed and provide an explanation of how the parties agreed to the material terms of the assignment of the Fairview Hunter Mineral Lease.

Joint Venture Agreement…, page 2

5.   We note your response to comment four of our letter dated April 26, 2011. We also note that in the last paragraph on page 2, you state that "INCT agreed to fund an additional $710,000 upon signing the JV Agreement." Please clarify whether this amount was paid at the time the JV Agreement was signed. In addition, please specify whether this amount is part of or in addition to INCT's $5 million funding commitment.

Risk Factors, page 3

Existing stockholders may experience immediate and substantial dilution if and when convertible promissory notes are converted into shares of our common stock, page 5

6.   To provide additional context, please identify the notes that are convertible based upon current market values and briefly describe their conversion prices.

Recent Financing Transactions, page 7

7.   We have considered your response to comment 7 of our letter dated April 26, 2011 that
        you do not believe that the notes disclosed under this subsection are material contracts
        that are required to be filed as exhibits. In light of the amount of your obligations under
        the notes in comparison to your total assets and lack of revenues, as well as the
        significant number of shares that may be issued pursuant to the terms of the notes, it
        appears that these are material contracts that you should file. Please file the note
        agreements as exhibits.

Certain Relationships and Related Transaction and Director Independence, page 44

8.   Please revise your disclosure to provide the amount paid to Durarock pursuant to the
        assignment of the Fairview Hunter lease.

Form 10-Q for the quarter ended March 31, 2011

Condensed Consolidated Balance Sheets, page 4

9.   Please revise the common shares numbers and per share amounts for all periods
        presented to retroactively reflect the both the 10 for 1 forward and the 1 for 3 reverse
        stock splits.

Note 3 – A&P Project, page 11

10.   We note your response to comments one and two from our letter dated April 26, 2011.
        Since you have started to utilize the funds from INCT towards the Mineral Hill Project, it
        appears that you have significant influence or control to transact business on behalf of the
        joint venture, pending formation of the LLC. Please tell us your consideration of the
        joint venture as an equity investment or a variable interest entity. We note that "SRI will
        be responsible for operations of the JV." Refer to ASC 323 and ASC 810.

Item 7. Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 18

Liquidity and Capital Resources, page 22

11.   Please discuss the likelihood that the company will ever receive the full amount of
        proceeds available under the Drawdown Agreement. Provide context by disclosing that
        you have registered and intend to put only a maximum of 4,000,000 shares to Auctus
        Private Equity Fund, LLC.; therefore, you are limited to receiving only the amount you
        could receive for putting 4,000,000 shares to Auctus. Disclose the amount you would
        receive based upon putting 4,000,000 shares at the current price of your common stock.
        Discuss the potential dilution to current shareholders that may result if the company puts
        shares to the investor under the agreement based upon your intent to issue 4,000,000

shares. Also disclose the number of shares you would have to issue to receive the full $10 million under the agreement based upon the current market price of your common stock.

12.   Please discuss in specific detail the dilution to common shareholders that may result upon conversion of your outstanding convertible notes. Disclose whether you have the resources to repay the notes and the likelihood that the notes will be converted. Disclose whether the noteholders or the company has the option to convert the notes.

Exhibits

13.   We note that your chief financial officer, David Bridgeford, signed your Quarterly Report on Form 10-Q for the period-ended March 31, 2011. However, one of your directors, Pauline Schneider, signed the certifications required by Rules 13a-14(a) and 15d-14(a) of the Exchange Act as your principal financial officer. Please confirm that Pauline Schneider is your principal financial officer. If Ms. Schneider is not your principal financial officer, please file an amendment to your Quarterly Report on Form 10-Q that includes the entire periodic report and a new, corrected certificate signed by Mr. Bridgeford.

Forms 8-K filed April 27, 2011 and May 5, 2011

General

14.   We note the Forms 8-K filed on April 27, 2011 and May 5, 2011 disclosing that your board of directors approved a 1-for-3 reverse stock split, that the number of outstanding common shares changed from 101,633,334 to approximately 33,877,778 shares, that the number of the company's authorized shares was reduced from 900 million to 300 million and that you filed a Certificate of Change with the Nevada Secretary of State to reflect the reverse stock split and decrease in authorized shares. Please provide your analysis of whether the reverse stock split and decrease in the number of authorized shares required shareholder approval under Nevada law.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

A. Scott Dockter
Steele Resources Inc.
June 8, 2011
Page 5

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Roger G. Linn
        Linn Law Offices
        via facsimile to (916) 788-2850